FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2010
Commission File No.: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the company's annual meeting of shareholders scheduled for December 17, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 18, 2010

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

VOCALTEC COMMUNICATIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the “Company”) will be held at the Company's offices, at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel, on December 17, 2010 at 10:00 a.m. Israel time.

The agenda for the meeting is as follows:

1.
Appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's new auditors for the year ending December 31, 2010 and authorization of the Company’s board of directors (the “Board”), subject to the approval by the Board’s audit committee (the “Audit Committee”), to fix the remuneration of the auditors.

2.
Re-election of Mr. Daniel Borislow, Mr. Gerald Vento, Mr. Richard Schaeffer and Dr. Yuen Wah Sing as directors of the Company, further to their appointment as directors by the Board at the time of the merger between the Company, a wholly-owned subsidiary of the Company, and YMax Corporation effected on July 16, 2010 (the “Merger”).

3.
Subject to approval of the amendment to the Articles of Association of the Company to increase the size of the Board as mentioned in item 7 below, election of Mr. Donald A. Burns, Mr. Richard J. Connaughton and Mr. Kuk Yi as directors of the Company.1

4.
Approval of an increase in the maximum amount for which the Company may prospectively undertake to indemnify its directors and officers, to the greater of $20 million and 75% of the Company’s assets minus its liabilities, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to the mandatory limitations under applicable law, and the approval of the granting by the Company of a new indemnification undertaking to each of its directors reflecting, among other things, such increase.

5.
Approval of the renewal of the existing liability insurance policies covering the Company’s directors and officers in the aggregate amount of $20 million, and approval of the future purchase of up to an additional $5 million in insurance coverage for the Company's directors and officers.

6.
Approval of a private placement of ordinary shares of the Company to Mr. Borislow (at a market price per share to be determined by the Board at the time of allocation) which shall cause his holdings to increase above 25% of the Company's issued and outstanding share capital.

7.	Approval of an amendment to the Company’s Articles of Association to increase the maximum number of directors that may be elected to the Board to eleven (11).

8.	Approval of an amendment to the provisions of the Company’s Articles of Association enabling shareholders to elect directors to terms of one year or three years.

9.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company's par value per share from 65 agurot per share to no par value.

10.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to increase the authorized share capital of the Company.

11.	Approval of the terms of remuneration of certain directors of the Company as set forth in the accompanying proxy statement, effective as of the date of the Merger.

1 Nomination of Mr. Kuk Yi as a director is subject to his furnishing to the Company prior to the meeting a statement attesting that he meets all the requirements in connection with the election of directors under the Companies Law.

12.
Approval of an increase in the number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan by 200,000 ordinary shares every second year, starting in 2010 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in every second year). Such increase, if approved by the Company’s shareholders, will replace, commencing in 2010, the annual increase that was approved by the Company’s shareholders at the extraordinary general meeting held on April 11, 2007.

13.	Approval of an amendment to the Company's 2003 Amended Master Stock Option Plan in order to allow for grants of shares and restricted shares.

14.
Approval of a split of the Company’s ordinary shares, such that every three ordinary shares would split into four ordinary shares, and amending the Company's Articles of Association and Memorandum of Association to reflect the split.

15.	Approval of an amendment to the Company's Articles of Association to remove the requirement to send a separate notice of general meeting to registered shareholders of the Company.

16.	Transaction of such other business as may properly come before the meeting or any adjournment thereof.

In addition, shareholders will be requested to consider at the Meeting the Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2009, and the Company will also report on the auditor's compensation with respect to fiscal year 2009.

These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on November 17, 2010 will be entitled to attend and vote at the meeting.  Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.  If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card.  You may revoke your proxy card not later than two (2) hours prior to the scheduled time of the meeting or at the meeting itself if you attend the meeting.  If you revoke your proxy, you may only vote by attending the meeting in person.  Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Peter Russo, the Company’s Chief Financial Officer, at (561)-771-CALL.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of a simple majority of the shares present and voted at the meeting in person or by proxy is required to approve items 1, 2, 3, 12 and 13.

In addition to the affirmative vote of the holders of a simple majority of the shares present and voted at the meeting in person or by proxy, in order to approve items 4, 5, 6 and 11, one of the following two alternatives must apply:

(i)           The simple majority vote at the meeting approving the item must include at least one-third of the total votes cast by shareholders having no personal interest in approving the item and participating in the vote on such item in person or by proxy (the votes of shareholders who abstain from voting on the item will be excluded from such calculation); or

(ii)           The total number of votes of shareholders who vote against approving the item at the meeting in person or by proxy (excluding shareholders who abstain from voting on the item) does not exceed one percent (1%) of the total voting rights in the Company.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the shares present at the meeting and voting on such item in person or by proxy is required to approve items 7, 8, 9, 10, 14 and 15.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
November 19, 2010

 VOCALTEC COMMUNICATIONS LTD.
12 Benny Gaon Street, Building 2B,
Poleg Industrial Area, Netanya, Israel
____________________

PROXY STATEMENT
____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel (“NIS”) 0.65 per share, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the solicitation by the Company’s board of directors (the “Board”) of proxies for use at the Company's Annual General Meeting of Shareholders (the “Meeting”) to be held on December 17, 2010 at 10:00 a.m. Israel time at the Company's offices at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel or at any adjournment thereof.  At the Meeting, you will be requested to approve the following matters:

1.
Appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's new auditors for the year ending December 31, 2010 and authorization of the Company’s board of directors (the “Board”), subject to the approval by the Board’s audit committee (the “Audit Committee”), to fix the remuneration of the auditors.

2.
Re-election of Mr. Daniel Borislow, Mr. Gerald Vento, Mr. Richard Schaeffer and Dr. Yuen Wah Sing as directors of the Company, further to their appointment as directors by the Board at the time of the merger between the Company, a wholly-owned subsidiary of the Company, and YMax Corporation (“YMax”) effected on July 16, 2010 (the “Merger”).

3.
Subject to approval of the amendment to the Articles of Association of the Company to increase the size of the Board as mentioned in item 7 below, election of Mr. Donald A. Burns, Mr. Richard J. Connaughton and Mr. Kuk Yi as directors of the Company.1

4.
Approval of an increase in the maximum amount for which the Company may prospectively undertake to indemnify its directors and officers, to the greater of $20 million and 75% of the Company’s assets minus its liabilities, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to the mandatory limitations under applicable law, and the approval of the granting by the Company of a new indemnification undertaking to each of its directors reflecting, among other things, such increase.

5.
Approval of the renewal of the existing liability insurance policies covering the Company’s directors and officers in the aggregate amount of $20 million, and approval of the future purchase of up to an additional $5 million in insurance coverage for the Company's directors and officers.

6.
Approval of a private placement of ordinary shares of the Company to Mr. Borislow (at a market price per share to be determined by the Board at the time of allocation) which shall cause his holdings to increase above 25% of the Company's issued and outstanding share capital.

7.	Approval of an amendment to the Company’s Articles of Association to increase the maximum number of directors that may be elected to the Board to eleven (11).

8.	Approval of an amendment to the provisions of the Company’s Articles of Association enabling shareholders to elect directors to terms of one year or three years.

9.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company's par value per share from 65 agurot per share to no par value.

1 Nomination of Mr. Kuk Yi as a director is subject to his furnishing to the Company prior to the meeting a statement attesting that he meets all the requirements in connection with the election of directors under the Companies Law.

10.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to increase the authorized share capital of the Company.

11.	Approval of the terms of remuneration of certain directors of the Company, effective as of the date of the Merger.

12.
Approval of an increase in the number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan by 200,000 ordinary shares every second year, starting in 2010 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in every second year). Such increase, if approved by the Company’s shareholders, will replace, commencing in 2010, the annual increase that was approved by the Company’s shareholders at the extraordinary general meeting held on April 11, 2007.

13.	Approval of an amendment to the Company's 2003 Amended Master Stock Option Plan in order to allow for grants of shares and restricted shares.

14.
Approval of a split of the Company’s ordinary shares, such that each every three ordinary shares would split into four ordinary shares, and amending the Company's Articles of Association and Memorandum of Association to reflect the split.

15.	Approval of an amendment to the Company's Articles of Association to remove the requirement to send a separate notice of general meeting to registered shareholders of the Company.

16.	Transaction of such other business as may properly come before the meeting or any adjournment thereof.

In addition, shareholders will be requested to consider at the Meeting the Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2009, and the Company will also report on the auditor's compensation with respect to fiscal year 2009.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of a simple majority of the shares present and voted at the meeting in person or by proxy is required to approve items 1, 2, 3, 12 and 13.

In addition to the affirmative vote of the holders of a simple majority of the shares present and voted at the meeting in person or by proxy, in order to approve items 4, 5, 6 and 11, one of the following two alternatives must apply:

(i)    The simple majority vote at the meeting approving the item must include at least one-third of the total votes cast by shareholders having no personal interest in approving the item and participating in the vote on such item in person or by proxy (the votes of shareholders who abstain from voting on the item will be excluded from such calculation); or

(ii)   The total number of votes of shareholders who vote against approving the item at the meeting in person or by proxy (excluding shareholders who abstain from voting on the item) does not exceed one percent (1%) of the total voting rights in the Company.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the shares present at the meeting and voting on such item in person or by proxy is required to approve items 7, 8, 9, 10, 14 and 15.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

Proxies for use at the Meeting are being solicited by the Board.  A form of proxy card for use at the Meeting is attached.  The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting.  Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy.  In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of all of the proposed matters to be presented at the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time until 2 (two) hours before the Meeting by presenting to the Company at its registered office proof of such shareholder’s identity as appears on the proxy and withdrawing the proxy or at the meeting itself if you attend the meeting, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company’s registered office, all proxies received by the Company with respect to the Meeting.

Only shareholders of record at the close of business on November 17, 2010 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about November 19, 2010 and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.  Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

On November 3, 2010, the Company had outstanding 11,739,636 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting.  If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (“SEC”). We encourage you to read the entire Proxy Statement carefully.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen
Chairman of the Board of Directors
November 19, 2010

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of November 3, 2010, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The following table reflects the 1-for-5 reverse split of the Company's share capital which was effected on July 16, 2010. The percentages below are based on 11,739,636 ordinary shares outstanding as of November 3, 2010:

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Daniel Borislow	2,930,391	24.96%
Michael Goldstone	1,000,000	8.52%
Officers and directors as a group (8 persons) (1)	3,292,857	27.98%

(1)
Includes 27,487 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of the date hereof as well as shares held by Mr. Daniel Borislow and others.

MARKET PRICE DATA

The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq Capital Market. For consistency purposes, the prices indicated below reflect the 1-for-5 reverse split of the Company's share capital which was effected on July 16, 2010, with respect to all the periods indicated:

	High ($)	Low ($)
2008
First Quarter	3.95	1.85
Second Quarter	3.25	2.25
Third Quarter	2.60	1.10
Fourth Quarter	1.65	0.75

2009
First Quarter	2.05	0.90
Second Quarter	7.00	1.65
Third Quarter	10.10	4.00
Fourth Quarter	10.75	7.80

2010
First Quarter	8.60	6.55
Second Quarter	8.15	6.15
Third Quarter	38.00	6.00
Fourth Quarter (through November 3, 2010)	33.30	24.47

The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on November 3, 2010 was $31.80.

ITEM 1 – APPOINTMENT OF AUDITORS AND DETERMINATION OF THEIR REMUNERATION

Our Audit Committee and Board have resolved to recommend to the shareholders that BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), independent registered public accounting firms, be appointed as the Company's new independent auditors for the year ending December 31, 2010.

Our Audit Committee and Board believe BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), to be fully independent of the Company.

Subject to shareholders approval, BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), will replace Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member firm of Ernst & Young Global Limited, who have served as our independent auditors since the fiscal year 2002. Pursuant to the Israeli Companies Law, 1999 (the “Companies Law”), the opinion of the Audit Committee with regard to the non-renewal of the services of Kost Forer Gabbay & Kasierer will be presented at the Meeting, which opinion was formulated after Kost Forer Gabbay & Kasierer were given an opportunity to present their position to the Audit Committee. Also pursuant to the Companies Law, Kost Forer Gabbay & Kasierer have been invited to participate in the Meeting and will have an opportunity to present their position at the Meeting.

The shareholders shall be requested at the Meeting to authorize the Board (subject to the approval by the Audit Committee) to fix the compensation of our independent auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's independent public auditors for the fiscal year ending December 31, 2010, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, subject to the approval by the Audit Committee, to fix the remuneration of such independent public auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board and the Audit Committee recommend a vote "FOR" the foregoing proposed resolution.

ITEM 2 - RE-ELECTION OF MR. DANIEL BORISLOW, MR. GERALD VENTO, MR. RICHARD
SCHAEFFER AND DR. YUEN WAH SING AS DIRECTORS OF THE COMPANY, FURTHER
TO THEIR APPOINTMENT AT THE TIME OF THE MERGER

Pursuant to the terms of the Merger certain members of the Company's Board as constituted prior to the Merger resigned, and the following new members were appointed by the Board in order to fill the vacancies so created until the next general meeting of the Company's shareholders: Mr. Daniel Borislow, Mr. Gerald Vento, Mr. Richard Schaeffer and Dr. Yuen Wah Sing.

The Board recommends that at the Meeting each of Mr. Daniel Borislow, Mr. Gerald Vento, Mr. Richard Schaeffer and Dr. Yuen Wah Sing, be re-elected to serve as directors until the annual general meeting of shareholders to be held in the years specified below and until each of their successors is duly elected and qualified.

Mr. Daniel Borislow. Mr. Borislow was appointed as the Company's President and Chief Executive Officer upon the consummation of the Merger. Mr. Borislow is the founder of YMax and serves as an executive officer and a director since its inception in 2005.  Mr. Borislow is the inventor of the magicJack. In 1989, Mr. Borislow founded Tel Save (later known as Talk.com), a telecommunications company and served as the Chairman and Chief Executive Officer of Talk.com until 1999. Mr. Borislow has a Bachelor of Arts and honorary Doctorate degrees from Widener University, where he also serves on the Board of Directors.

Mr. Borislow has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

Mr. Gerald Vento. Mr. Vento was appointed to the Company's Board upon the consummation of the Merger. Mr. Vento has served as a director of YMax since 2008. From 1996 to 2002, Mr. Vento served as the Chief Executive Officer of TelCorp PCS Inc. From 1993 to 1995, he served as the Vice Chairman and Chief Executive Officer of Sprint Spectrum/American PCS, L.P., where he oversaw the development of the first PCS network in the United States.

Mr. Vento has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

Mr. Richard Schaeffer. Mr. Schaeffer was appointed to the Company's Board upon the consummation of the Merger. Mr. Schaeffer has served as a director of YMax since 2009. Mr. Schaeffer served as the Chairman of the New York Mercantile Exchange from 2006 to 2009. From 1996 to 2006, Mr. Schaeffer was a Managing Director with ABN Amro Bank.

Mr. Schaeffer has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

Dr. Yuen Wah Sing. Dr. Y. W. Sing was appointed to the Company's Board upon the consummation of the Merger. Dr. Sing is the President of TigerJet Networks, Inc. ("TigerJet"), a wholly owned subsidiary of YMax Corporation. Dr. Sing brings more than 30 years of semiconductor and VoIP communication industry experience to the Company. He has served as a director of YMax since 2008. Prior to its acquisition by YMax in 2008, from 1998 to 2008, Dr. Sing founded and was the Chief Executive Officer of TigerJet. Prior to founding TigerJet, Dr. Sing was the founder of 8x8 Inc./Packet 8, a video conferencing and VoIP company and served as Executive Vice President and Vice Chairman from 1987 to 1997. Dr. Sing received a PhD and MS degree in electrical engineering from the University of California, Berkeley.

Dr. Y. W. Sing has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that

(i) Mr. Daniel Borislow be re-elected to the Board, to serve until the annual general meeting of the Company's shareholders to be held in 2013;

(ii) Mr. Gerald Vento be re-elected to the Board, to serve until the annual general meeting of the Company's shareholders to be held in 2013;

(iii) Mr. Richard Schaeffer be re-elected to the Board, to serve until the next annual general meeting of the Company's shareholders to be held in 2011; and

(iv) Dr. Yuen Wah Sing be re-elected to the Board, to serve until the annual general meeting of the Company's shareholders to be held in 2013.”

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 3 - ELECTION OF MR. DONALD A. BURNS, MR. RICHARD J. CONNAUGHTON  AND
MR. KUK YI AS DIRECTORS OF THE COMPANY

The Board recommends that at the Meeting each of Mr. Donald A. Burns, Mr. Richard J. Connaughton and Mr. Kuk Yi, be elected to serve as directors until the annual general meeting of shareholders to be held in the years specified below and until each of their successors is duly elected and qualified. The foregoing is subject to the approval by the shareholders at the Meeting of the amendment to the Articles of Association of the Company to increase the size of the Board as mentioned in Item 7 below. The nomination of Mr. Yi as a director is subject to his furnishing to the Company prior to the meeting a statement attesting that he meets all the requirements in connection with the election of directors under the Companies Law.

Mr. Donald A. Burns.  Mr. Burns served as President from March 2007 to January 2008 and Chairman of the Board of Directors of YMax Corp. from  March 2007 to June, 2009.  In 1993, Mr. Burns Founded Telco Communications Group, Inc., a telecommunications company,  and its Dial & Save subsidiaries and served as the Chief Executive Officer and Vice Chairman until the company was sold to Excel Telecommunications, Inc. in 1997.  Mr. Burns is the Founder and President of The Donald A. Burns Foundation, Inc.  Mr. Burns attended The University of Maryland.

Mr. Burns has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

Mr. Richard J. Connaughton. Mr. Connaughton is the President of Connaughton Development Corporation, a high technology investment and development firm he founded in 1987. From 1988 to 1998, he was an investor and Director of Boston Technology, a NYSE firm that was sold to Comverse Inc. in 1998.  Prior to 1987, Mr. Connaughton spent 16 years at Wang Laboratories, where he served most recently as the Vice President of Telecom Products from 1985 to 1987. He also co-founded and was Chairman of the Board of Northeast Tele-Systems and co-founded and was Chairman of the Board of IPeria. Mr. Connaughton is also a past director of the Massachusetts Telecommunications Council.

Mr. Connaughton has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

Mr. Kuk Yi. Mr. Yi is the Managing Partner of Best Buy Capital, the venture investment team of Best Buy, the leading global retailer of consumer technology products and services. He is responsible for leading all the investment activities to create a portfolio of opportunities for Best Buy's growth while encouraging the adoption of new technologies, solutions and services for the consumer technology ecosystem. Mr. Yi was also a founding member of Best Buy's corporate development team when he joined in 2004 where he was responsible for supporting strategic transactions, including acquisitions and investments. Prior to Best Buy, Mr. Yi was a Senior Investment Manager at Samsung based in Korea and a Senior Associate at ABN AMRO Capital.

The Company has not yet received from Mr. Yi a statement attesting that he meets all the requirements in connection with the election of directors under the Companies Law.  If such a statement is not furnished to the Company prior to the meeting, Mr. Yi's nomination as a director will not be voted on at the meeting.

It is proposed that the following resolution be adopted at the Meeting, subject to approval by the shareholders at the Meeting of an amendment to the Articles of Association of the Company to increase the size of the Board as mentioned in Item 8 below:

 “RESOLVED, that

(i) Mr. Donald A. Burns be elected to the Board, to serve until the annual general meeting of the Company's shareholders to be held in 2011;

(ii) Mr. Richard J. Connaughton be elected to the Board, to serve until the annual general meeting of the Company's shareholders to be held in 2013; and

(iii) Mr. Kuk Yi be elected to the Board, to serve until the annual general meeting of the Company's shareholders to be held in 2011.”

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 4 – APPROVAL OF AN INCREASE IN THE MAXIMUM AMOUNT FOR WHICH THE
COMPANY MAY PROSPECTIVELY UNDERTAKE TO INDEMNIFY ITS DIRECTORS AND
OFFICERS AND APPROVAL OF THE GRANTING BY THE COMPANY OF A NEW
INDEMNIFICATION UNDERTAKING TO EACH OF ITS DIRECTORS REFLECTING,
AMONG OTHER THINGS, SUCH INCREASE

The Audit Committee and Board believe that in light of the expected expansion in the Company's business as a result of consummating the Merger, it is appropriate to increase the maximum amount of indemnification that the Company and its subsidiaries may prospectively undertake to provide to the Company's directors and officers, all in accordance with and as permitted under applicable law.

Under the Companies Law, a prospective undertaking by a company to indemnify its officers and directors must be approved first by a company's audit committee and then by its board of directors and, with respect to indemnification of directors, subsequently by a company's shareholders.

At the Meeting, the shareholders will be requested to approve an increase in the maximum amount for which the Company and its subsidiaries may prospectively undertake to indemnify the Company's directors and officers, to the greater of $20 million and 75% of the Company’s assets minus its liabilities according to the most recent reviewed or audited consolidated financial statements of the Company prior to the time of payment of the applicable indemnification amount, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to the mandatory limitations under applicable law. The Board has determined that considering the scope and the activity of the Company that this amount is reasonable under the circumstances.

The shareholders will also be requested to approve the granting by the Company and its subsidiaries of new indemnification undertakings, substantially in the forms attached hereto as Appendices B and C, to each of its current and future directors reflecting, among other things, such increase. Such indemnification undertakings will replace all previous indemnification undertakings and agreements previously granted to and entered into with the Company’s directors. The Board has determined that the indemnifiable events covered by such indemnification undertakings are anticipated in light of the Company’s actual current activities.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an increase in the maximum amount for which the Company and its subsidiaries may prospectively undertake to indemnify the Company's directors and officers to the greater of $20 million and 75% of the Company’s assets minus its liabilities according to the most recent reviewed or audited consolidated financial statements of the Company prior to the time of payment of the applicable indemnification amount, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to the mandatory limitations under applicable law.”

“RESOLVED, to approve the granting by the Company and its subsidiaries of an indemnification undertaking substantially in the form presented to the shareholders to each of the current and future directors of the Company, which indemnification undertakings will replace all previous indemnification undertakings and agreements previously granted to and entered into with the Company’s directors.”

The Audit Committee and the Board have approved the foregoing proposals.

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolutions. In addition, one of the following two alternatives must apply:

(i)           The simple majority vote at the meeting approving this matter must include at least one-third of the total votes cast by shareholders having no personal interest in approving this matter and participating in the vote on this matter in person or by proxy (the votes of shareholders who abstain from voting on this matter will be excluded from such calculation); or

(ii)           The total number of votes of shareholders who vote against approving this matter at the meeting in person or by proxy (excluding shareholders who abstain from voting on this matter) does not exceed one percent (1%) of the total voting rights in the Company.

The Board and the Audit Committee recommend a vote "FOR" the foregoing proposed resolutions.

ITEM 5 – APPROVAL OF THE RENEWAL OF THE EXISTING LIABILITY INSURANCE
POLICIES COVERING THE COMPANY’S DIRECTORS AND OFFICERS AND PURCHASE OF
UP TO AN ADDITIONAL $5,000,000 IN INSURANCE COVERAGE FOR THE COMPANY'S
OFFICERS AND DIRECTORS

Since the Merger, the Company’s directors and officers have been covered by directors and officers liability insurance of $10,000,000 traditional insurance covering both indemnifiable and non  indemnifiable claims, $5,000,000 'A' Side Difference in Conditions ('DIC') insurance covering non indemnifiable claims only, and $5,000,000 'A' Side Difference in Conditions ('DIC') insurance covering non indemnifiable claims only for Mr. Daniel Borislow, the controlling shareholder, the CEO and a director of the Company. The aggregate annual premium under such insurance policies is $218,000. The Audit Committee and Board have approved the renewal of such policies subject to shareholder approval.

The Audit Committee and Board have determined that in light of the expected expansion in the Company's and its subsidiaries’ businesses as a result of consummating the Merger, it may become appropriate to increase the coverage under the directors and officers insurance policies by up to an additional $5 million, such that the total aggregate coverage under such policies after such increase will be $25 million.  Approval of the increase in insurance coverage would grant management the discretion to increase the insurance coverage at such time as it determines appropriate.

Under the Companies Law, insurance coverage for officers and directors must be approved first by the Company's audit committee and then by its board of directors and, with respect to directors, subsequently by the Company's shareholders.

At the Meeting, the shareholders will be requested to approve the renewal of the existing directors and officers liability insurance policies in the aggregate amount of $20 million  and the future purchase of up to an additional $5 million in insurance coverage in the aggregate for the Company's directors and officers, in such amounts and under such terms as shall be determined by the Audit Committee and the Board from time to time; provided that the additional $5 million in insurance coverage shall not cause  the annual premiums payable under all such insurance policies to increase by more than 25%. This resolution shall be valid and shall cover the future purchase of directors and officers insurance policies for any coverage period ending no later than December 31, 2013.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the renewal of the existing liability insurance policies covering the Company’s directors and officers in the aggregate amount of $20,000,000, as approved by the Audit Committee and Board and presented to the shareholders.”

 “RESOLVED, to approve the future purchase of up to an additional $5,000,000 in insurance coverage for the Company's directors and officers for any coverage periods ending no later than December 31, 2013, in such amounts and under such terms as shall be determined by the Audit Committee and the Board from time to time; provided that the additional $5 million in insurance coverage shall not cause the annual premiums payable under all such insurance policies to increase by more than 25%.”

The Audit Committee and the Board have approved the foregoing proposal.

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution. In addition, one of the following two alternatives must apply:

(i)           The simple majority vote at the meeting approving this matter must include at least one-third of the total votes cast by shareholders having no personal interest in approving this matter and participating in the vote on this matter in person or by proxy (the votes of shareholders who abstain from voting on this matter will be excluded from such calculation); or

(ii)           The total number of votes of shareholders who vote against approving this matter at the meeting in person or by proxy (excluding shareholders who abstain from voting on this matter) does not exceed one percent (1%) of the total voting rights in the Company.

The Board and the Audit Committee recommend a vote "FOR" the foregoing proposed resolutions.

ITEM 6 - APPROVAL OF A PRIVATE PLACEMENT OF ORDINARY SHARES OF THE
COMPANY TO MR. DANIEL BORISLOW

The Board believes that it is in the best interests of the Company and its shareholders to purchase ordinary shares, par value NIS 0.65 per share, of the Company (“Ordinary Shares”) by various means and that a repurchase of the Ordinary Shares by the Company would constitute an efficient use of the Company's cash resources that would benefit the Company and its shareholders.

The Company intends to submit to a court in Israel a motion for the use of cash by the Company in an amount of up to US$12 million, and subject to the receipt of the requisite approval by the court, intends to consummate repurchase(s) of Company Ordinary Shares during the 12 month period following receipt of such approval (or during such longer period as may be permitted under Israeli law) through various transactions, including, but not limited to, open market transactions or privately negotiated transactions, for an aggregate amount in cash of up to US$12 million, to be implemented in accordance with both U.S. and Israeli laws and regulations (the “Buyback”).

The Companies Law requires that a transaction which results in a shareholder's holdings in a public company reaching 25% of the voting power in such company be effected through a special tender offer unless an exemption is available under the Companies Law. As of November 2, 2010, the percentage holdings of Mr. Daniel Borislow in the Company were 24.96%, and therefore may increase to 25% as a result of the repurchase of Ordinary Shares described above or otherwise. One exemption from the tender offer requirement described above is if the shareholders’ holdings in the company reach 25% of the company’s issued and outstanding share capital as a result of a private placement by the company to the shareholder, and such private placement is approved by the shareholders of the company in accordance with the Companies Law.

Accordingly, the Company’s shareholders will be requested at the Meeting to approve a private placement of Ordinary Shares of the Company to Mr. Daniel Borislow (at a per share price equal to the then current market price of the Company's Ordinary Shares, as determined by the Board at the time of allocation) which shall cause his holdings to increase above 25% of the Company's issued and outstanding share capital.  Following such approval, Mr. Borislow will not be required to effect a tender offer to the shareholders of the Company upon his holdings reaching 25% of the voting power of the Company.

Under the Companies Law, the terms of a private placement to a controlling shareholder must be approved by a company's audit committee, followed by its board of directors, and then by its shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that a private placement of Ordinary Shares of the Company to Mr. Daniel Borislow (at a per share market price equal to the then current market price of the Company's Ordinary Shares, as determined by the Board at the time of allocation) which shall cause his holdings to increase above 25% of the Company's share capital, is hereby approved and authorized.”

The Audit Committee and the Board have approved the foregoing proposal.

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution. In addition, one of the following two alternatives must apply:

(i)           The simple majority vote at the meeting approving this matter must include at least one-third of the total votes cast by shareholders having no personal interest in approving this matter and participating in the vote on this matter in person or by proxy (the votes of shareholders who abstain from voting on this matter will be excluded from such calculation); or

(ii)           The total number of votes of shareholders who vote against approving this matter at the meeting in person or by proxy (excluding shareholders who abstain from voting on this matter) does not exceed one percent (1%) of the total voting rights in the Company.

The Board and the Audit Committee recommend a vote "FOR" the foregoing proposed resolution.

ITEM 7 – APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF
ASSOCIATION TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS THAT MAY BE
ELECTED TO THE BOARD TO ELEVEN (11)

At the Meeting, the shareholders will be requested to approve an amendment to the Company’s Articles of Association pursuant to which the maximum number of directors that the Board of the Company may consist of shall be increased from seven (7) to eleven (11) directors.

               It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend Article 38 of the Articles of Association of the Company by providing that the maximum number of directors that the Board of Directors of the Company may consist of shall be eleven (11) directors.”

RESOLVED, THAT Article 38 of the Articles shall be amended and replaced in its entirety as follows:

38.	NUMBER OF DIRECTORS

"The Board of Directors of the Company shall consist of not less than two (2) nor more than eleven (11) Directors."

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 8 - APPROVAL OF AN AMENDMENT TO THE PROVISIONS OF THE
COMPANY’S ARTICLES OF ASSOCIATION ENABLING SHAREHOLDERS TO ELECT
DIRECTORS TO TERMS OF ONE YEAR OR THREE YEARS

The Company’s Articles of Association currently provide for a staggered board structure under which the directors of the Company, other than the Company’s external directors, are divided into three classes. The members of each class of directors serve on the board until the annual meeting of shareholders held in the third year following the year of their election. At the annual general meeting of the Company’s shareholders in each year, the members of one of the classes stand for re-election.

The Board believes that it is in the interest of the Company and its shareholders to remove the staggered board structure. Instead, the Board recommends that the shareholders amend the Company's Articles of Association to provide that the Company’s shareholders may elect directors for a term that expires either at the annual meeting of shareholders held in the first year following the year of their election or at the annual meeting of shareholders held in the third year following the year of their election.  The term of service for each director would be determined by the shareholders at the time of the election of such director.

Due to the removal of the staggered board structure, the shareholders must address the term of service of Ilan Rosen, whose term of office ends in 2012.  The Board recommends that Mr. Rosen's term of service as a director expire at the annual general meeting of the Company’s shareholders to be held in 2011 rather than at the annual general meeting of the Company’s shareholders to be held in 2012.

At the Meeting, the shareholders will be requested to approve an amendment to Article 39 to reflect the recommended amendment described above.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to amend the Articles of Association of the Company by deleting Article 39(a) thereof in its entirety and replacing it with the word "[Reserved].”

“RESOLVED, to amend the Articles of Association of the Company by replacing Article 39(b) thereof with the following paragraph:

‘Directors shall be elected at the Annual General Meeting or an Extraordinary Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors. Each Director, except for External Directors, will serve for a term that expires either at the Annual General Meeting held in the first year following the year of his/her election or at the Annual General Meeting held in the third year following the year of his/her election. The term of service for each director would be determined by the shareholders that the time of the election of such director.'"

“RESOLVED, that term of service of Ilan Rosen will expire at the annual general meeting of the Company’s shareholders held in 2011 rather than at the annual general meeting of the Company’s shareholders to be held in 2012.”

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolutions.

The Board recommends a vote "FOR" the foregoing proposed resolutions.

ITEM 9 - APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF
ASSOCIATION TO CHANGE THE COMPANY'S PAR VALUE PER SHARE FROM 65 AGUROT
PER SHARE TO NO PAR VALUE

The Board believes that it is in the best interest of the Company and its shareholders to change the Company’s par value per share from 65 agurot per share to no par value, due to difficulties under Israeli law arising from splitting shares that have a par value that is an odd number.

Under the Companies Law, each Israeli company has a share capital number quoted in New Israeli Shekels (NIS), which is calculated as the product of the number of authorized shares of the Company multiplied by the par value of such shares. With respect to companies that have shares of no par value, the Company’s authorized share capital number in NIS is equal to the number of its authorized shares. Therefore, cancellation of the par value of the Company’s shares will have the result of increasing the Company’s authorized share capital to NIS 30 million.

Shareholders should note that approval of Proposal 10 and Proposal 14 below would also affect the authorized share capital of the Company.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to cancel the par value of the authorized and issued share capital of the Company (the "Par Value Cancellation") .”; and

“RESOLVED, to amend the Company's Articles of Association and Memorandum of Association to reflect the Par Value Cancellation.”

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 10 - INCREASE IN AUTHORIZED SHARE CAPITAL

At the Meeting, the shareholders will be requested to approve an amendment to the Company’s Articles of Association and Memorandum of Association to increase the number of shares included in the Company’s authorized share capital from 30 million shares to 100 million shares.   This increase would apply whether or not the Company’s par value per share is changed to no par value as provided in Proposal 9 above and does not take into account any split of the Company's shares as provided in Proposal 14 below.

Shareholders should note that approval of Proposal 9 above and Proposal 14 below would also affect the authorized share capital of the Company.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to increase the number of shares included in the Company's authorized share capital to 100 million shares"; and

“RESOLVED, to amend the Company's Articles of Association and Memorandum of Association to such increase.”

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 11 - APPROVAL OF THE TERMS OF REMUNERATION OF CERTAIN
DIRECTORS OF THE COMPANY, TO BE EFFECTIVE AS OF THE DATE OF THE MERGER

At the Meeting, the shareholders will be requested to approve the following terms of remuneration of the Company’s directors (excluding external directors), effective as of the date of the Merger, which was consummated on July 16, 2010:

•           A fixed annual payment of $20,000 (to be paid quarterly) for service as a member of the Board, plus, if applicable, a fixed annual payment of $10,000 (to be paid quarterly) for service as a member of each committee of the Board on which the director serves. For the avoidance of any doubt, the fixed payment shall be inclusive of participation in meetings, phone conferences and obtainment of written resolutions of the Board or a committee thereof.

•           Reimbursement of business expenses and travel and accommodation expenses incurred in the performance of duties as a member of the Board and/or any Board committee, including, for illustration purposes, business class flying tickets for overseas travels, suitable hotel accommodation, taxi and/or leased vehicles.

•           Without derogating from the above, Mr. Ilan Rosen’s remuneration for service as a member of the Board or any committee thereof shall be a fixed annual payment (to be paid quarterly), which shall equal US$100,000. In addition, Mr. Ilan Rosen shall be entitled to an additional annual payment in an amount of up to US$20,000, subject to the discretion of the Company’s Executive and  Compensation Committee

•           Without derogating from the above, Mr. Daniel Borislow’s remuneration for service as a member of the Board or any committee thereof shall be a fixed annual payment (to be paid quarterly), which shall equal US$200,000 for his service as a member of the Board or any committee thereof, and for serving as Chief Executive Officer of the Company, plus amounts to reimburse Mr. Borislow for expenses he incurs in the ordinary course of business.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the terms of remuneration of the Company’s directors, as presented to the Company’s shareholders, are hereby approved and authorized, effective as of the date of the Merger.”

The Audit Committee and the Board have approved the foregoing proposal.

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution. In addition, one of the following two alternatives must apply:

(i)           The simple majority vote at the meeting approving this matter must include at least one-third of the total votes cast by shareholders having no personal interest in approving this matter and participating in the vote on this matter in person or by proxy (the votes of shareholders who abstain from voting on this matter will be excluded from such calculation); or

(ii)          The total number of votes of shareholders who vote against approving this matter at the meeting in person or by proxy (excluding shareholders who abstain from voting on this matter) does not exceed one percent (1%) of the total voting rights in the Company.

The Board and the Audit Committee recommend a vote "FOR" the foregoing proposed resolution.

ITEM 12 –INCREASE OF THE NUMBER OF ORDINARY SHARES UNDERLYING THE
COMPANY’S 2003 AMENDED MASTER STOCK OPTION PLAN EVERY SECOND YEAR

The number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan (the “Plan”) as of November 2, 2010 was 611,573, out of which 171,340 are available for future grants under the Plan. The Company’s shareholders will be requested at the Meeting to approve an increase in the number of ordinary shares underlying the Plan by 200,000 ordinary shares every second year. Each such increase will be effected immediately following the annual general meeting of the Company's shareholders in every second  year, starting in 2010, and will replace, commencing in 2010, the annual increase that was approved by the Company’s shareholders at the extraordinary general meeting held on April 11, 2007. The Company believes that such the proposed increase is customary among companies of similar size, scope and complexity to those of the Company, which are engaged in businesses similar to that of the Company. The Company also believes that such increase would give the Company’s Board of Directors flexibility to implement long-term planning of options and/or restricted shares grants on a regular basis.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the number of ordinary shares of the Company underlying the Company’s 2003 Amended Master Stock Option Plan be increased every second year by 200,000 ordinary shares, each such increase to be effected immediately following the annual general meeting of the Company's shareholders in every second year, starting in 2010.”

The Board has approved the foregoing proposal.

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 13 – APPROVAL OF AN AMENDMENT TO THE COMPANY'S 2003 AMENDED
MASTER STOCK OPTION PLAN IN ORDER TO ALLOW FOR GRANTS OF SHARES AND
RESTRICTED SHARES

The Company’s 2003 Amended Master Stock Option Plan currently provides only for the grant of options to purchase ordinary shares of the Company.  The Company’s shareholders will be requested at the Meeting to approve an amendment to the Company's 2003 Amended Master Stock Option Plan in order to allow grants of shares and restricted shares to the Company's directors, employees and service providers.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that an amendment to the Company's 2003 Amended Master Stock Option Plan, in order to allow grants of shares and restricted shares to the Company's directors, employees and service providers, is hereby approved and authorized.”

The Board has approved the foregoing proposal.

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 14 - APPROVAL OF A SPLIT OF THE COMPANY’S ORDINARY SHARES, SUCH THAT
EVERY THREE ORDINARY SHARES WOULD SPLIT INTO FOUR ORDINARY SHARES,
AND AMENDING THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT THE SPLIT

The Board believes that it is in the best interest of the Company and its shareholders to effect a split of the Company’s ordinary shares, such that every three ordinary shares of the Company would split into four ordinary shares. The proposed split is intended to increase the liquidity of the Company’s shares.  Approval of the split would grant the Board authority to implement the split at such time as it determines appropriate.

On the effective date of the split, each holder of an ordinary share will be deemed to receive one additional ordinary share for each three ordinary share owned on the effective date. Based upon 11,739,636 issued and outstanding ordinary shares as of November 3, 2010, a three for four split would result in 15,652,848 issued and outstanding ordinary shares.

Shareholders should note that approval of Proposal 9 and Proposal 10 above would also affect the authorized share capital of the Company.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the split of the ordinary shares of the Company, such that every three ordinary shares may be split into four ordinary shares; and

RESOLVED, to amend the Company's Articles of Association and Memorandum of Association to reflect the split.’”

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

ITEM 15 - APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF
ASSOCIATION TO REMOVE THE REQUIREMENT TO SEND A SEPARATE NOTICE OF
GENERAL MEETING TO REGISTERED SHAREHOLDERS OF THE COMPANY

We propose amending Article 25 (Notices of General Meetings; Omission to Give Notice) of our Articles of Association to remove the requirement to send separate notice of a general meeting to registered shareholders of the Company. This amendment is in accordance with the Companies Law and its regulations, and it is intended to simplify the process of convening the General Meeting of Shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Article 25 (Notices of General Meetings; Omission to Give Notice) of our Articles of Association is hereby revised in its entirety to read as follows:

"Not less than twenty-one (21) days’ prior notice shall be given of every General Meeting to all shareholders who would be entitled to attend and vote at such meeting. No separate notice shall be given to registered shareholders of the Company.  Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.”

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

The Board recommends a vote "FOR" the foregoing proposed resolution.

In addition to the foregoing, at the Meeting the shareholders will be requested to consider the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2009, and the Board will report on the auditor’s compensation with respect to fiscal year 2009.

OTHER BUSINESS

The Company's management is not aware of any other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure actions by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated therein.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

Where to Find More Information

You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC's public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on May 12, 2010; and

•	Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2009.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 17, 2010, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

Ilan Rosen
Chairman of the Board of Directors
Netanya, Israel
November 19, 2010

Appendix A - STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

The undersigned hereby declares to VocalTec Communications Ltd. (the “Company”), effective as of ______________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 1999.  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261-2272 Israeli Companies Law, 1999.

I am aware that pursuant to Section 241 of the Israeli Companies Law, 1999 this statement shall be presented at the meeting of the Company’s shareholders in which my election shall be considered, shall be kept in the Company’s registered office and shall be available for review by any person.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Signature:

Name:

1 As of the date hereof, Section 226 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted by a final judgment of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel  Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law 5728-1968;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information;

(3) conviction of any other offence that the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company.

2 As of the date hereof, Section 227 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

  Appendix B – FORM OF VOCALTEC INDEMNIFICATION UNDERTAKING

VOCALTEC COMMUNICATIONS LTD.

Date: _____________

__________
__________
__________

Indemnification and Release Undertaking

Whereas
On _________________ __, 2010, the Audit Committee and the Board of Directors of the Company resolved to approve the undertaking by the Company to indemnify and release the directors and officers of the Company in accordance with the provisions of the Companies Law (as defined below) and the terms of the indemnification and release set out in this Indemnification and Release Undertaking (this “Undertaking”); and

Whereas	On _________________ __, 2010, the shareholders of the Company also approved such resolutions; and

Whereas
You currently serve or in the past have served or have agreed to serve as an Officer (as defined below) of the Company and/or of one or more Subsidiaries (as defined below) of the Company, and the Company has undertaken to indemnify and release its Officers as set forth in this Undertaking;

Now, therefore, the Company hereby irrevocably undertakes towards you as follows:

In this instrument:

“Companies Law” -	means the Israeli Companies Law, 5759-1999, as such shall be in effect from time to time.
“Officer” -	has the meaning given to such term in the Companies Law, including a director.
“Proceeding” -
any legal proceeding including, but not limited to, a demand of any kind, including an investigation by a competent authority, criminal or civil actions, an action for financial damages and/or application for declaratory judgment.

“Subsidiary” -
means any corporation or other legal entity in which the Company or any other Subsidiary holds the right to appoint more than fifty percent (50%) of the directors or the majority of the voting rights, and, for the purpose of this Undertaking - any company that is related to the Company and/or other body corporate including a private company within its control, through which the officer acted in such capacity in the Company or in a subsidiary or related company of the Company and/or in any other body corporate.

“action” -
means any act or omission during any periods you serve or served in a position or capacity with respect to which you are entitled to indemnification pursuant to Section 2 below, including acts or omissions that occurred prior to the date of this Undertaking.

1.	Release from Liability

The Company hereby releases you in advance and retroactively, to the fullest extent permitted by law, from any and all liability for any damages that have been or will in the future be caused to the Company or any of its Subsidiaries, directly or indirectly, as a result of a breach of your duty of care to the Company and/or its Subsidiaries, in your capacity as an Officer of the Company or Officer of any Subsidiary at the request of the Company.

The undertakings of the Company under this release will be construed broadly and in a manner that will render them effective and enforceable to the fullest extent permitted by law, in order to achieve their intended purposes.

In the event of any conflict between any provision contained in this release and any provision of applicable law that cannot be overridden or conditioned upon, such provision of law will control without derogating or diminishing from any other provision of this Undertaking.

The foregoing release will not derogate from the Company’s indemnification undertakings and obligations hereunder.

2.	Indemnification Undertaking

2.1
Without derogating from the Company’s right to indemnify you retroactively as permitted by the Articles of Association of the Company, the Company hereby irrevocably undertakes to indemnify you to the maximum extent permitted by applicable law for any liability or expense, as detailed below, that will be imposed upon you or that you will expend in consequence of one or more of the following:

2.1.1
Your actions and/or any consequences thereof in your capacity as an Officer of the Company (including any action that was performed or omitted during the period of your service prior to the date hereof); and

2.1.2
Your actions and/or any consequence thereof in your capacity as an Officer, employee or agent of the Company and/or any Subsidiary or as officer, director, or observer at board of directors’ meetings of a company that is not a Subsidiary but where your appointment as an officer, director or observer is at the request of the Company (including any act or omission that was performed or omitted during the period of your service/employment prior to the date hereof);

2.2	Indemnifiable Matters

The indemnification undertaking pursuant to Section 2.1 above will apply with respect to any liability or expense as detailed in this Section 2.2 below that will be imposed upon you or that you will expend by virtue of your service in a capacity described in Section 2.1 above, and which is indemnifiable pursuant to applicable law and the Articles of Association of the Company.

2.2.1
Any financial liability that will be imposed upon you in favor of any other person by court judgment, including a judgment given by way of settlement or arbitrator's award that has been approved by any court, provided that such financial liability pertains, directly or indirectly, to one or more of the events described in Schedule A hereto and/or any portion of them, including by reason of actions that occurred prior to the date of this Undertaking and which events, in the opinion of the Board of Directors of the Company, are foreseeable in light of the Company’s actual activity at the time of the grant of this Undertaking, and provided also that the maximum amount of indemnification in respect of all financial liabilities under this Section 2.2.1 will not exceed the amount or the criteria detailed in Section 2.3.1 below, which the Board of Directors of the Company has determined to be reasonable in the circumstances;

2.2.2
All reasonable litigation expenses, including legal fees, that you will expend or be required to pay by a court (a) in a proceeding instituted against you by the Company or on its behalf or by any other person, (b) in any criminal proceeding from which you are acquitted, (c) in any criminal proceeding in which you are convicted of an offence that does not require proof of criminal intent (mens rea), or (d) to the extent permitted by applicable law, any appeal taken from any of the foregoing; and

2.2.3
All reasonable litigation expenses, including legal fees, that you will expend as a result of any investigation or proceeding conducted against you by a competent authority that is empowered to conduct such investigation or proceeding, and which (a) is concluded without the filing of an indictment against you and without any financial obligation in lieu of a criminal proceeding being imposed on you, or (b) is concluded without the filing of an indictment against you but with a financial obligation in lieu of a criminal proceeding being imposed on you for an offence that does not require proof of criminal intent (mens rea).

2.3	Maximum Indemnification Amount

2.3.1
The amount of indemnification payable by the Company and its Subsidiaries to all Officers, in the aggregate, pursuant to all indemnification undertakings issued by the Company and its Subsidiaries, with respect to financial liabilities detailed in Section 2.2.1 above, will not exceed the greater of: (a) US$ 20,000,000 (twenty million United States dollars) and (b) an amount equal to 75% (seventy five percent) of the Company’s assets minus its liabilities according to the most recent audited consolidated financial statements of the Company prior to the time of payment of the applicable indemnification amount (the “Maximum Indemnification Amount”).

2.3.2
It is hereby clarified that payment of the indemnification mentioned above shall not derogate from your right to receive insurance payments with respect to the events described in this Undertaking and/or the reasonable litigation expenses mentioned above and which are insured by an insurance company, if you (or the Company on your behalf) will receive any such payment under any directors and officers insurance policy of the Company. In the event that you actually receive any indemnification payment under any directors and officers insurance policy of the Company in respect of any event that is indemnifiable hereunder, the indemnification hereunder will be paid with respect to the difference between the amount of the financial liability that has been imposed on you and/or the litigation costs that you have expended or become liable for as stated above, and the amount received from the insurer in respect of such matter, provided that the indemnification amount which the Company will become liable for pursuant to this Undertaking in respect of liabilities and expenses as detailed in Section 2.2.1 above will not exceed the Maximum Indemnification Amount.

2.3.3
It is expressly emphasized that the Company’s payments hereunder will constitute an “additional tier” over and above the amount of all insurance payments that are paid by the insurer (to the extent that such are paid). If you are required to pay any deductible in respect of the events described in Schedule A hereto and/or in respect of the expenses of a legal defense, then the Company will indemnify you for the amount of the deductible that you will have paid. The Company’s obligation to indemnify you as herein stated in respect of the deductible will not be affected if you are insured otherwise than under a policy maintained by the Company for your benefit, provided that you will not be indemnified and/or receive insurance payments more than once for the same event, financial liability or expense. It is further emphasized that this Undertaking is not a contract for the benefit of any third party, including any insurer, and is not assignable, nor will any third party, including any insurer, have any right to demand the Company’s participation in the payment for which an insurer is liable under any insurance policy, save for the deductible that is specified in such policy as aforesaid.

2.3.4
If and to the extent the sum of all the indemnification amounts that the Company and/or its subsidiaries will be required to pay to its Officers, with respect to the financial liabilities detailed in Section 2.2.1 above, will at any time exceed the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount at such time pursuant to Section 2.3.1 above, the Maximum Indemnification Amount or the balance thereof will be divided among the Officers who shall be entitled to indemnification pursuant to all indemnification undertakings issued by the Company and in effect at such time, in a manner whereby the indemnification amount that will actually be payable to each of the Officers so entitled, will be calculated based on the ratio between the amount of the indemnifiable financial liability of such Officer and the aggregate amount of the indemnifiable financial liabilities of all Officers who are so entitled.

2.3.5
In the event that the Company and/or its Subsidiaries shall have paid indemnification amounts to the Officers of the Company in respect of financial liabilities detailed in Section 2.2.1 above that in the aggregate equal the Maximum Indemnification Amount, the Company will not be liable to pay any further indemnification amounts in respect of any financial liability or expense detailed in Section 2.2.1 above, unless payment of the additional indemnification amounts will be approved by the organs of the Company that are authorized to approve such increase by law, on or prior to the payment date of the additional indemnification amounts, subject to the adoption of all amendments of the Company’s Articles of Association, if any, that may be required by law to be adopted in order to permit the payment of such additional payments.

2.4	Advance Payments

2.4.1
In furtherance and not in limitation of the foregoing provisions, all expenses with respect to which you may become entitled to indemnification pursuant to the provisions of Sections 2.2.2 and 2.2.3 above with respect to any Proceeding (collectively, “Expenses”) actually incurred by you in advance of the final disposition of a Proceeding shall be advanced to you by the Company within 10 (ten) business days after the receipt by the Company of a statement or statements from you requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the Expenses incurred by you. The Company’s obligation to advance Expenses pursuant to this Section 2.4.1 shall be contingent upon you providing an undertaking in which you agree to repay all amounts so advanced pursuant to the provisions of Section 2.10 below if it should be ultimately determined by a court or other tribunal that you are not entitled to have such Expenses paid by the Company under this Section 2.4.1 or otherwise.

2.4.2
In a case where the Company will advance any Expenses pursuant to Section 2.4.1 above in connection with any such Proceeding, and it is subsequently determined by a court ruling that you were not entitled to indemnification from the Company for such Expenses or any portion thereof, the provisions of Section 2.10 below will apply.

2.4.3
As part of its undertakings hereunder, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets, subject to the limitation of the Maximum Indemnification Amount.

2.4.4
If any approval is required to pay or provide any security or guarantee as mentioned above, and such payment or arrangement is not approved for any reason, the making of such payment or any part thereof that will not have been approved as aforesaid shall be contingent upon court approval therefor, and the Company will take all reasonable actions to obtain such court approval and will bear all reasonable expenses and payments necessary to obtain the same.

2.5	Terms and Conditions of Indemnification

Without derogating from the foregoing, the indemnification undertakings hereunder are subject to the following terms and conditions:

2.5.1	The Company shall not be prohibited by law from providing such indemnification.

2.5.2
Promptly after receipt by you of notice of the commencement of any Proceeding for which indemnification may be sought hereunder, you shall give the Company notice in writing of such Proceeding, provided, however, that except to the extent that the failure to notify causes material prejudice to the Company, your failure to so notify the Company shall not relieve the Company from its obligations to indemnify or advance Expenses hereunder or from any liability which the Company may otherwise have to you, and you will deliver to the Company or to whomsoever it directs, all and, any documents relating to such Proceeding.

2.5.3
You shall be entitled to select counsel to represent you at the Company’s expense in the Proceeding, subject to the terms of any applicable insurance then maintained by the Company for its own benefit or your benefit. You and the Company shall each participate in the defense of the Proceeding, and no settlement of any such Proceeding shall be effected without your consent and (unless you release the Company from its indemnification obligations hereunder) the Company’s consent; provided, however, that you shall not withhold consent to any settlement approved by the Company if such settlement involves (a) solely the payment of money by the Company, (b) your full and unconditional release and (c) if so requested by you, an acknowledgement that you deny all wrongdoing.

2.5.4
The Company and/or the lawyer that it has chosen on your behalf will, at your request, provide reports (at reasonable intervals and in a reasonable scope) regarding the manner of the handling of your defense.

2.5.5
The Company may determine a dispute by way of arbitration or conciliation or mediation in connection with a financial liability only if the claim or threatened claim against you will be removed in full.

2.6	Payment of Liabilities and Expenses

2.6.1
Whether or not the Company assumes your defense in any Proceeding, the Company will cover all liabilities and expenses mentioned in Section 2.1 above such that you will not be required to personally pay or finance any such liabilities and expenses, subject to applicable law and the terms and conditions of this Undertaking. The foregoing will not derogate from the indemnification to which you are entitled hereunder, and/or under the terms of any insurance policy purchased by the Company from time to time.

2.6.2
If you are entitled under any provision of this Undertaking to indemnification or advancement of Expenses by the Company for some or a portion of Expenses or other liabilities and expenses actually incurred by you in connection with a Proceeding, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify and/or advance to you for the portion of such Expenses or other liabilities and expenses to which you are so entitled.

2.7	Exceptions

2.7.1
The Company shall not be required to indemnify you under this Undertaking for any sum payable by you in accordance with the terms of any settlement of any Proceeding or any award under any arbitration that you choose to conduct on your own, unless the Company has agreed in writing to such settlement or the holding of such arbitration, as applicable, provided that the Company shall not unreasonably withhold such consent.

2.7.2
Additionally, the indemnification provided to you under Section 2.2.1 will not apply in the event that you plead guilty to having committed a crime that does not require proof of criminal intent (mens rea) unless the Company shall have given its prior written consent thereto.

2.7.3
The Company will not be required to pay hereunder any amounts that have been actually paid to you or on your behalf or in your stead in any manner under any insurance policy purchased by the Company or any undertaking to indemnify by any other person other than the Company save for the amount that exceeds the amount that has been paid under such insurance policy or other indemnity agreement. Nothing contained herein shall derogate from your right to have the Company pay any deductibles under any insurance policy and/or transfer to you insurance payments that have been received by the Company from the insurers in respect of your financial liability or the legal costs that have been borne by you.

2.7.4
In addition, should the indemnification hereunder be in respect of your holding office in any Subsidiary or any other company, then the indemnification hereunder will only apply after all your rights in the framework of any insurance that has been made by the relevant Subsidiary or other company or under any undertaking in advance to indemnify by the Subsidiary or other company (if and to the extent such shall be in effect) shall have been exhausted.

For the avoidance of any doubt, it is hereby clarified that any indemnification paid hereunder will apply over and above (and in addition to) any amounts that will be actually paid in the framework of the Subsidiary’s or other company’s insurance coverage or indemnification that has been given by such Subsidiary or other company, provided that the aggregate amount of indemnification payable for financial liabilities, as set forth in Section 2.2.1, by the Company and its subsidiaries does not exceed the amount set forth in Section 2.3.

If your demand to receive indemnification or insurance coverage for any act that you have committed by virtue of your position in a Subsidiary or other company and that is indemnifiable hereunder, is rejected by the Subsidiary or other company or the insurance company of the Subsidiary or such other company, as appropriate, the Company will pay to you hereunder such amounts to which you will be entitled hereunder if you will be entitled thereto, and you will assign to the Company your rights to receive monies from the Subsidiary or other company or under the insurance policy of the Subsidiary or such other company and authorize the Company to collect such sums in your name, to the extent that such consent will be required in order to perform the provisions of this Section 2.7.4. In connection therewith, you undertake to sign any document that will be required by the Company in order for you to assign such rights and the authorization of the Company to collect such amounts in your name.

For the avoidance of any doubt it is clarified that nothing contained herein shall confer upon the Subsidiary or other company or any other third party any rights towards the Company including, but without derogating from the generality of the foregoing, a right to sue for or demand any payment from the Company as participation in the indemnification or insurance coverage that will be granted to you by the Subsidiary or other company in respect of any act that you have performed by virtue of your position in such Subsidiary or other company.

2.8	Payment

The Company will, following your request to be indemnified hereunder, take all action that is required by law for payment thereof, and take all actions necessary to obtain any approval that will be required in connection therewith (if any). If any approval is required for the Company to make any indemnification payments hereunder, and such approval is not granted for any reason, the making by the Company of such payment or any part thereof that is not approved shall require court approval, and the Company will take all reasonable actions to obtain such court approval.

2.9	Entitlement

The Company’s undertakings hereunder shall inure for your benefit and/or the benefit of your estate and/or for the benefit of any alternate director who shall be duly appointed by you, without limitation in time also after the termination of your employment in the Company or your service as an Officer of the Company or your service as an Officer of any Subsidiary or other position with respect to which you are entitled to indemnification hereunder, as applicable, provided that the acts in respect of which the release or indemnification are given were carried out during the period of your employment in the Company and/or service as an Officer of the Company and/or of any Subsidiary or other position with respect to which you are entitled to indemnification hereunder.

2.10	Repayment

In the event that after the Company makes any payment of any liabilities or expenses to you or on your behalf under this Undertaking in connection with any Proceeding, including by way of assuming your defense, and thereafter it is determined by a non-appealable (other than in the case of expenses and liabilities related to a criminal Proceeding) court ruling that you were not entitled to indemnification from the Company for such liabilities or expenses, then such payments will be deemed to be a loan that has been granted to you by the Company with interest at the minimum rate required from time to time by law so that that such loan will not be considered a taxable benefit, and you shall be obligated to repay such amounts to the Company upon its written demand, in accordance with any payment schedule determined by the Company.

3.	Miscellaneous

3.1	The Company hereby undertakes not to amend its Articles of Association in a manner that will derogate from your rights hereunder.

3.2
The Company hereby undertakes to notify you of any event of which it becomes aware in respect of which you may be entitled to indemnification hereunder, and of any event of which it becomes aware that may lead to termination of any insurance under which you are covered, as promptly as possible.

3.3	In this Undertaking, including Schedule A hereto, the masculine includes the feminine and vice-versa.

3.4	The terms herein contained will be construed in accordance with the Companies Law.

3.5	Schedule A attached hereto constitutes an integral part hereof.

3.6
The Company’s undertakings hereunder will be construed broadly and in a manner that will render them effective and enforceable to the fullest extent permitted by law, in order to achieve their intended purposes. If any provision herein is found to be unenforceable or invalid for any reason, or in the event of any conflict between any provision contained herein and any provision of applicable law that cannot be overridden or conditioned upon, such provision of law will control, without derogating or diminishing from any other provision of this Undertaking.

3.7
Nothing in this Undertaking shall be construed as or in any manner deemed to be an undertaking or commitment of the Company to indemnify you or release you from liability other than to the extent permitted by the Companies Law.

3.8
This Undertaking will enter into effect upon its execution by you in the space provided below, and delivery of the signed copy to the Company. It is hereby agreed that your agreement to accept this Undertaking constitutes your irrevocable consent to cancel any prior undertaking for indemnification or release granted to you by the Company. This Undertaking shall not derogate from your rights under any existing indemnification provided to you by any Subsidiary prior to the merger among the Company, a wholly owned subsidiary of the Company and YMax Corporation.

3.9
The Company may, at its exclusive discretion and at any time, rescind its indemnification undertaking hereunder, or reduce the maximum indemnification amount hereunder, or limit the events to which it applies in relation to all or some of its Officers, to the extent such rescission relates to events that will occur after the date of such change; provided that prior notice of any such rescission, reduction or limitation shall be provided to the Officer in writing at least 60 (sixty) days prior to the date on which such rescission, reduction or limitation enters into effect. For the avoidance of doubt, it is hereby clarified that any such rescission, reduction or limitation which reduces or cancels the terms of this Undertaking shall not have retroactive effect of any nature and this Undertaking will continue to apply and remain in full force and effect for all purposes as it was in effect immediately prior to the rescission, reduction or limitation, as applicable, with respect to any action that occurred prior to such rescission, reduction or limitation, even if the Proceeding in respect thereof was commenced against the Officer after the effective date of the applicable rescission, reduction or limitation.

3.10
In any other case, this Undertaking may not be amended or terminated other than by a written instrument executed by you and the Company and explicitly referencing this Undertaking and stating that it is intended to amend or terminate this Undertaking.

3.11
This Undertaking does not derogate from the Company’s right to indemnify you retroactively in accordance with the provisions of the Company’s Articles of Association and applicable law and any such retroactive indemnification will not derogate from the release granted to you by the Company pursuant to Section 1 above.

3.12
For the avoidance of any doubt, it is hereby clarified that this Undertaking does not constitute a contract for the benefit of a third party, nor is it assignable. For the avoidance of any doubt, this Undertaking shall continue to apply after death, to you and to your estate.

3.13
No waiver, delay, forbearance to act or extension granted by the Company or by you shall be construed in any circumstances to be a waiver and will not derogate from the parties’ respective rights and undertakings hereunder or by law, nor will the same prevent any party from taking any legal action or any other steps that are necessary in order to exercise its rights hereunder.

3.14
This Undertaking shall be governed by the laws of the State of Israel and the competent courts in Tel Aviv-Jaffa are vested with exclusive jurisdiction with respect to any and all disputes that may arise under or with respect to this Undertaking.

3.15
This Undertaking constitutes the exclusive and entire agreement as to the terms and conditions applicable to the engagement between the Company and the Officer with respect to the matters stipulated herein. This Undertaking supersedes any previous agreement, statement, undertaking and understanding made, if at all, between the Company and the Officer, either verbally or in writing, prior to this Undertaking having been signed, with respect to the matters stipulated herein.

3.16	The parties hereto declare that they have read this Undertaking thoroughly and have understood it, and have signed the same of their own free will, and in full understanding of the contents hereof.

In witness whereof the Company has executed this Undertaking by its duly authorized signatories.

_________________________ VocalTec Communications Ltd

I acknowledge receipt hereof and confirm my agreement to all the terms thereof.

__________________________ [DIRECTOR/OFFICER NAME]

Date: __________________________

Schedule A

1.
The issuance of securities, including, but without limiting the generality of the foregoing, the offering of securities to the public by prospectus, private placement, resale by existing shareholders, issuance of bonus shares or offering of securities in any other manner, including issuances on Nasdaq or on the Tel Aviv Stock Exchange.

2.	The making of a tender offer and everything relating thereto.

3.
An event resulting from the fact that the Company has shares that are held by the public or resulting from the fact that its shares have been offered to the public or resulting from the fact that the Company’s shares are traded on a stock exchange.

4.
A transaction or act within the meaning of section 1 of the Companies Law, including negotiations to enter into a transaction or act, transfer, sale, acquisition or charge of assets or liabilities (including securities), or the grant or receipt of a right in any of the foregoing, the receipt of credit and provision of collateral, as well as any direct or indirect act involved in such transaction or act.

5.
The filing or non-filing of a report or notice under the Companies Law, the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, or the Securities Law, 5728-1968, including regulations that were promulgated under any of the foregoing, or according to the rules or directives in force in a stock exchange in Israel, the U.S. or elsewhere, or the laws of another country that regulates similar matters.

6.
Considering and adopting resolutions and providing reports and disclosure in the Company’s reports, including with respect to estimating the effectiveness of the internal control and other matters that are included in the management discussion and analysis published by the Company, as well as providing statements and other matters relating to the financial statements.

7.	Preparation and execution of the Company’s and subsidiaries’ consolidated or separate financial statements, as appropriate.

8.
Any act or derivative thereof relating to the adoption of financial reporting according to accepted accounting rules in the United States (U.S. GAAP), IFRS (International Financial Reporting Standards) or any financial reporting standards generally applied by the Company or its subsidiaries.

9.	A resolution regarding a distribution (as defined in the Companies Law), including a distribution with the approval of the Court.

10.
Any structural change or re-organization of the Company or any resolution pertaining thereto, including, but without derogating from the generality of the foregoing, a merger, spinoff, consolidation, alteration of the Company’s capital, setting up or winding-up or the sale of subsidiaries, an allotment or distribution.

11.
The amendment, alteration and formulation of arrangements between the Company and the shareholders, debenture-holders, banks or creditors of the Company, or of the companies held by the Company, including amendments to trust deeds and the debentures and the outline documentation and arrangement, in general.

12.	Acts or derivatives thereof relating to the issuance of licenses, building permits or approvals, including approvals or exemptions in regard to antitrust matters.

13.	Participating in and making tenders.

14.
Expressions, utterances, including the expression of a position or opinion that has been made in good faith by the officer during the course of and by virtue of his duties, including negotiations and engagements with suppliers or customers, as well as in the framework of management meetings, meetings of the Board or any of the Board committees.

15.	Act or derivative thereof contrary to the articles or memorandum of association of the Company.

16.
Act or derivatives thereof or resolution relating to labor relations including negotiations, engagements and the implementation of personal employment arrangements or collective labor agreements, employee benefits, including the allotment of securities to employees.

17.	Act or derivatives thereof or resolution pertaining to safety and hygiene at work or working conditions.

18.	Negotiations regarding insurance agreements, engagements under insurance agreements, the terms of the insurance policies and exercising insurance policies.

19.
Formulating working programs, including pricing, marketing, distribution, guidelines or lack of guidelines to - employees, customers, distributors, processors, end-users of the Company’s products, and suppliers and teaming arrangements with competitors.

20.
Decisions or acts or derivatives thereof that pertain to the environment, including actual or alleged violation of environmental laws, or any liabilities or alleged liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under environmental laws

21.	Resolutions or acts or derivatives thereof pertaining to the Consumer Protection Law, 5741-1981 or other consumer laws or orders or regulations by virtue thereof.

22.
Act or any derivative thereof in any matter pertaining to negotiations, the making and performance of contracts of any kind with suppliers, distributors, agents, franchisees, etc., of the products that are marketed or sold or used by the Company.

23.	Negotiating, making and performing of agreements with manpower contractors, service-contractors, building contractors, renovation contractors and the like.

24.	Investigations by governmental authorities.

25.	Reporting and filing applications to governmental authorities.

26.	The infringement of any third party intellectual property rights including, but not limited to, patents, models, trademarks, copyrights and the like.

27.
Acts or derivatives thereof relating to and protecting the Company’s intellectual property, including the registration or enforcement of intellectual property rights and defending actions in connection therewith.

28.
Management of the bank accounts in which the Company operates and the performance of operations or derivatives thereof, including in relation to foreign currency transactions (including foreign currency deposits), securities (including resale transactions in securities and lending and borrowing securities), loans and credit lines, charge cards, bank guarantees, letters of credit, investment advice agreements, including with portfolio managers, hedging transactions, options, futures, derivatives, swap transactions and the like.

29.	The realization of personal guarantees given by the officer to the Company as security for the Company’s undertakings or declarations.

30.
Non-performance of complete or any due diligence with respect to the Company’s investments, leading to a full or partial loss of the investments or harm to the Company’s business or a breach of any undertaking towards a third party.

31.
Events and acts or derivatives thereof in connection with investments that are made by the Company in various companies before or after the making of the investment, including for the purpose of entering into, performing, developing, monitoring and oversight of the transaction.

32.	Financial liability imposed on an officer in respect of acts in which he participated in the name of the Company as against various governmental authorities.

33.
Financial liability imposed on the director in respect of claims by third parties against the director for deficient, misleading or erroneous disclosure in writing or verbally to existing or potential investors of the Company, including in the event of a merger of the Company or other transaction with another company.

34.	Covering a deductible in the event of exercising directors and officers liability insurance.

35.
The non-fulfillment of any legal requirements, including in connection with the supply and distribution of products (including failing to meet the relevant standards), the production and development thereof, engagements with third parties, and antitrust matters.

36.	Credit risks.

37.	Breach of the terms of any agreement to which the Company is party.

38.	Act or derivative thereof pertaining to the tax liability of the Company or a subsidiary or the shareholders of any of them.

39.
Any one of the events detailed above in connection with the service of the officer on behalf of the Company as officer of the subsidiaries, and in relation also to any country in which the Company is or will operate.

40.
Liability arising out of the hiring, employment, firing, conditions of employment, disciplining or other treatment of employees or administration of any employee benefit plan, or any claims relating to the U.S. Retirement Income Security Act of 1974 (ERISA).

41.	Any bankruptcy, insolvency or receivership of the Company or any of its Subsidiaries.

Appendix C – FORM OF YMAX INDEMNIFICATION UNDERTAKING

[Letterhead of YMax Corporation]

[Date]

[Name of Director]

[Address]

Dear _________:

YMax Corporation (“YMax”) hereby confirms its request that you serve as a member of the board of directors of VocalTec Communications Ltd. ("VocalTec") and in connection therewith further confirms that you shall be indemnified pursuant to and in accordance with Article VII of the by-laws of YMax, as in effect on the date hereof.

YMax shall, and shall cause its representatives to, execute and deliver such additional instruments, documents or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by you, to (i) confirm its obligations to you under, (ii) render effective and (iii) otherwise carry out the intent and purpose of this undertaking and the indemnification provisions of the YMax by-laws.  YMax shall not seek or agree to any order of any court or other governmental authority that would prohibit or otherwise interfere, and shall not take or fail to take any other action if such action or failure would reasonably be expected to have the effect of prohibiting or otherwise interfering, with the performance of YMax’s obligations to you under this undertaking or the indemnification provisions of the YMax by-laws.

This undertaking shall be governed by and its provisions construed in accordance with the laws of the State of Delaware, as applied to contracts between Delaware residents entered into and to be performed entirely within Delaware, without regard to the conflict of law principles thereof.  YMax hereby irrevocably consents to the exclusive jurisdiction of the courts of the State of Delaware for all purposes in connection with any proceeding which arises out of or relates to this undertaking or to YMax’s indemnification obligations to you under the YMax by-laws and agrees that any such proceeding shall be brought only in the state courts of the State of Delaware.

Reference is made to the Indemnification and Release Undertaking attached hereto as Exhibit A, which is being signed by you and VocalTec concurrently herewith ("VocalTec Indemnification Letter").  Payment of indemnification under this undertaking by YMax shall be subject to the provisions of Sections 2.2 (together with Schedule A referred to therein), 2.3 and 3.9 of the VocalTec Indemnification Letter, which are incorporated herein by reference, mutatis mutandis, as if set forth herein in full.

For the avoidance of doubt, the aggregate amount of indemnification payable to all persons who serve as Officers (as defined in the VocalTec Indemnification Letter) of VocalTec by (i) VocalTec pursuant to all indemnification undertakings issued by VocalTec and (ii) YMax pursuant to Article VII of its by-laws, in each case with respect to the liabilities detailed in Section 2.2.1 of the VocalTec Indemnification Letter, shall not exceed the Maximum Indemnification Amount (as defined in the VocalTec Indemnification Letter).

This letter shall not derogate from your rights under any existing indemnification provided by YMax to its directors prior to its merger with VocalTec.

C - 1

Nothing in this letter shall permit YMax to indemnify you or release you from liability to the extent such indemnification or release would be prohibited for an Israeli company to provide under the Israel Companies Law, 5759-1999, as such shall be in effect from time to time.

Very truly yours, YMAX CORPORATION By:________________________________ Name: Title:

The undersigned, holder of 100% of the outstanding capital stock of YMax Corporation, hereby consents to and approves this undertaking.

VOCALTEC COMMUNICATIONS LTD.

By:________________________________

     Name:

     Title:

C - 2

VOCALTEC COMMUNICATIONS LTD.
12 BENNY GAON STREET, BUILDING 2B, POLEG INDUSTRIAL AREA, NETANYA, ISRAEL
PROXY

THE PROXY IS SOLICITED ON BEHALF OF TH BOARD OF DIRECTORS OF THE COMPANY

The undersigned shareholder of VocalTec Communications Ltd. (the "Company") hereby appoints Mr. Ilan Rosen and Mr. Gadi Isaac, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the  undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "Meeting") to be held in offices of the Company, 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel on December 17, 2010 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on  the reverse side of this Proxy, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

VOCALTEC COMMUNICATIONS LTD.

December 17, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

		FOR	AGAINST	ABSTAIN
1.
Appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's new auditors for the year ending December 31, 2010 and authorization of the Company’s board of directors, subject to the approval by the Board’s audit committee, to fix the remuneration of the auditors.
		☐	☐	☐
2.	Re-election of the following persons as directors of the Company:	☐	☐	☐
	a.Mr. Daniel Borislow to serve until the annual general meeting to be held in 2013.	☐	☐	☐
	b.Mr. Gerald Vento to serve until the annual general meeting to be held in 2013.	☐	☐	☐
	c.Mr. Richard Schaeffer to serve until the annual general meeting to be held in 2011.	☐	☐	☐
	d.Dr. Yuen Wah Sing to serve until the annual general meeting to be held in 2013.	☐	☐	☐
3.	Subject to approval of item 7 below, election of the following persons as directors of the Company:
	a.Mr. Donald A. Burns until the annual general meeting to be held in 2011.	☐	☐	☐
	b.Mr. Richard J. Connaughton until the annual general meeting to be held in 2013.	☐	☐	☐
	c.Mr. Kuk Yi until the annual general meeting to be held in 2011.	☐	☐	☐

4.
Approval of an increase in the maximum amount for which the Company may prospectively undertake to indemnify its directors and officers, to the greater of $20 million and 75% of the Company’s assets minus its liabilities, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to the mandatory limitations under applicable law, and the approval of the granting by the Company of a new indemnification undertaking to each of its directors reflecting, among other things, such increase.
		☐	☐	☐
	Do you have a personal interest in the resolution? - MUST BE COMPLETED FOR VOTE TO ☐COUNTED.	Yes ☐	No ☐
5.
Approval of the renewal of the existing liability insurance policies covering the Company’s directors and officers in the aggregate amount of $20 million, and approval of the future purchase of up to an additional $5 million in insurance coverage for the Company's directors and officers.
		☐	☐	☐
	Do you have a personal interest in the resolution? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.	Yes ☐	No ☐
6.
Approval of a private placement of ordinary shares of the Company to Mr. Borislow (at a market price per share to be determined by the Board at the time of allocation) which shall cause his holdings to increase above 25% of the Company's issued and outstanding share capital.
		☐	☐	☐
	Do you have a personal interest in the resolution? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.	Yes ☐	No ☐
7.	Approval of an amendment to the Company’s Articles of Association to increase the maximum number of directors that may be elected to the Board to eleven (11).	☐	☐	☐
8.	Approval of an amendment to the provisions of the Company’s Articles of Association enabling shareholders to elect directors to terms of one year or three years.	☐	☐	☐
9.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company's par value per share from 65 agurot per share to no par value.	☐	☐	☐
10.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to increase the authorized share capital of the Company.	☐	☐	☐
11.	Approval of the terms of remuneration of certain directors of the Company, effective as of the date of the Merger, dated July 16, 2010.	☐	☐	☐
	Do you have a personal interest in the resolution? - MUST BE COMPLETED FOR VOTE TO BE COUNTED.	Yes ☐	No ☐
12.
Approval of an increase in the number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan by 200,000 ordinary shares every second year, starting in 2010 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in every second year).
		☐	☐	☐

13.	Approval of an amendment to the Company's 2003 Amended Master Stock Option Plan in order to allow for grants of shares and restricted shares.	☐	☐	☐
14.
Approval of a split of the Company’s ordinary shares, such that every three ordinary shares would split into four ordinary shares, and amending the Company's Articles of Association and Memorandum of Association to reflect the split.
		☐	☐	☐
15.	Approval of an amendment to the Company's Articles of Association to remove the requirement to send a separate notice of general meeting to registered shareholders of the Company.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.